TJM INVESTMENTS, LLC & SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

DECEMBER 31, 2023

TJM INVESTMENTS, LLC & SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51730

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TJM Investments LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

318 W Adams Street, 9th Floor
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Denise Skweres	312.432.5108	dskweres@tjmbrokerage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – if individual, state last, first, and middle name)

230 W. Monroe Street, Suite 2300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

11/05/2003	851
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Denise Skweres_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _TJM Investments, LLC_____, as of _12/31_____, 2 _023_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



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Official Seal
Marlen Rojo
Notary Public State of Illinois
My Commission Expires 9/6/2026
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Signature: _____

Title: _____
Chief Financial Officer

Marlen Rojo
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JESSER, RAVID, JASON,
BASSO AND FARBER LLP

230 W. Monroe St., Suite 2300
Chicago, IL 60606
Office: (312) 782-4710
Fax: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

To the Members of
TJM Investments, LLC and Subsidiary
Chicago, Illinois

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of TJM Investments, LLC and Subsidiary as of December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of TJM Investments, LLC and Subsidiary as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of TJM Investments, LLC and Subsidiary's management. Our responsibility is to express an opinion on TJM Investments, LLC and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TJM Investments, LLC and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Jesser, Ravid, Jason, Basso and Farber, LLP

We have served as TJM Investments, LLC and Subsidiary's auditor since 2017.

Chicago, IL

April 1, 2024

TJM INVESTMENTS, LLC & SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash	$	528,010
Due from broker		160
Due from employees		690,994
Due from other		68,916
Receivable from broker-dealers and clearing organizations,		
net of allowance for credit losses of $5,000		10,341,800
Deposits with clearing organizations and others		1,660,000
Prepaid expenses		106,464
Security deposits		25,847
	$	13,422,191

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accounts payable and accrued expenses	$	4,400,489
Due to affiliates		1,189,868
Debt / Line of Credit – Subordinated Loans		3,700,000
		9,290,357
Members' Capital:		
Controlling interest		4,070,415
Noncontrolling interest in subsidiary		61,419
Total liabilities and members' capital		4,131,834
	$	13,422,191

The accompanying notes are an integral part of this statement

1. **Organization and Nature of Business:**

   TJM Investments, LLC (Investments) is an Illinois limited liability company formed in 1998 for the purpose of conducting business as a broker-dealer in securities. Investments is an approximately 96% owned subsidiary of TJM Holdings, LLC (the Parent), an Illinois limited liability company. Investments is registered in good standing with the Securities and Exchange Commission (SEC), the National Futures Association (NFA) and the Financial Industry Regulatory Authority (FINRA). Investments is scheduled to terminate operations on December 31, 2046. As a limited liability company, each member's liability is limited to the capital invested.

   Investments has business operations in the United Kingdom (U.K.) through TJM Europe, LLP (Europe), a U.K. subsidiary. Investments owns 100% of TJM International Ltd. (International), which owns 85% of Europe. Europe is registered with the Commodity Futures Trading Commission (CFTC) as an independent Introducing Broker and is a member of the National Futures Association (NFA) and Financial Conduct Authority (FCA). Europe introduces customers to Investments and earns introducing broker fees based on the clients and trades introduced.

   The consolidated financial statements include the accounts of Investments and its wholly owned subsidiary, International (collectively, the Company). All significant intercompany balances and transactions have been eliminated.

   Investments operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Investments clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. **Summary of Significant Accounting Policies:**

   Basis of Presentation - The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

   Use of Estimates - The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Cash and Cash Equivalents – The company considers highly-liquid investments with maturity periods of 90 days or less as cash equivalents. The Company maintains its cash in domestic and foreign bank accounts. No amounts were in excess of insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

2. Significant Accounting Policies – continued:

Revenue Recognition - The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade-date basis (the date that the Company fills the trade by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i .e., unbilled receivable) and are derecognized when it becomes a receivable or the cash is received. There were no contract assets at January 1, 2023 and December 31, 2023.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contact and are derecognized when the revenue associated with the contact is recognized when the performance obligation is satisfied. There were no contract liabilities at January 1, 2023 and December 31, 2023.

Accounts Receivable – The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades executed on behalf of customers, accrued interest receivables and cash deposits. Commissions receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts and the Company's expectation of the collectability of receivables.

Current Expected Credit Losses (CECL) - The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. The allowance for credit losses at December 31, 2023 and 2022, as determined by management, was $5,000.

2.   **Significant Accounting Policies – continued:**

Adoption of New Accounting Principle with Respect to Credit Losses - As of January 1, 2023, the Company adopted a new accounting standard under U.S. GAAP that replaced the incurred loss model for measuring the allowance for credit losses with a new model that reflects current expected credit losses (CECL) that are expected to occur over the lifetime of the underlying receivable. The CECL methodology is applicable to financial assets that are measured at amortized cost, including accounts receivable, contract assets, and notes and loans receivable from officers, owners, and employees.

The Company adopted the change in accounting for credit losses using a modified retrospective method which requires recognition of a cumulative effect adjustment, if any, to the opening balance of members' capital as of January 1, 2023. The adoption of the new standard did not require a cumulative effect adjustment to members' capital as of January 1, 2023.

Income Taxes - Investments is treated as a partnership for federal income tax purposes and, as such, is not liable for federal income taxes. Members report their respective shares of income and losses on their individual tax returns. However, Investments is subject to Illinois Replacement Tax; accordingly, a provision for state taxes has been considered in these consolidated financial statements. FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing Investments' tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense and asset or liability, respectively, in the current year. For the year ended December 31, 2023, management has determined that there were no material uncertain income tax positions. Investments is not subject to examination by United States federal and state tax authorities for tax years before 2020. Investments prepares its income tax returns on the cash basis.

3.   **Fair Value of Financial Instruments:**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

3. **Fair Value of Financial Instruments - continued:**

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments considered as Level 1 include listed debt and equity securities.

- Level 2   Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration generally include quotes received from outside brokers, maturity of securities, values of underlying securities, etc. The types of investments considered as Level 2 include certain corporate bonds and loans, restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

- Level 3   Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. The types of investments considered as Level 3 include equity and debt positions in private companies.

Recorded amounts of cash, receivables, deposits, prepaid and accrued expenses, payables, and promissory notes approximate fair value, generally based on their short-term nature, and are categorized as Level 1 assets and liabilities within the fair value hierarchy.

4. **Related Party Transactions:**

Certain shared expenses of the Company are paid by affiliates and reimbursed. The amount due to affiliates was $1,189,868 at December 31, 2023.

The Company is managed by the Parent. The management agreement calls for fees computed quarterly in advance on the first day of each quarter and are typically paid monthly. Total management fees for the year ended December 31, 2023 were $2,400,000.

The Company entered into a sub-lease agreement with the Parent for use of its Chicago office facilities. Lease expense under this agreement for the year ended December 31, 2023, which is included in other expenses on the statement of operations, was $90,000.

5. Liabilities Subordinated to Claims of General Creditors and Secured Demand Notes:

The Company had $3,700,000 in liabilities subordinated to claims of general creditors at December 31, 2023, as follows:

The Company had a FINRA and NFA approved Subordinated Loan Agreement with a member in the amount of $900,000 maturing on March 31, 2024 with a stated rate of interest of 8% per annum subject to increase. The subordinated loan principal balance was repaid in full on June 30, 2023. Interest expense was $36,000 for the year ended December 31, 2023. All interest due on the loan was paid as of December 31, 2023.

The Company also had several subordinated borrowing arrangements with members through secured demand notes totaling $1,900,000. The secured demand notes ranged from $400,000 to $1,000,000 with stated interest rates of 6% per annum, subject to increase. The maturity dates of these notes ranged from March 31, 2024 through July 31, 2025. $1,400,000 of the secured demand notes were repaid on June 30, 2023. $500,000 of the secured demand notes were repaid on July 10, 2023. Interest expense was $57,000 for the year ended December 31, 2023. All interest due on the notes was paid as of December 31, 2023.

The Company entered into four FINRA and NFA approved Subordinated Loan Agreements with members totaling $3,200,000 and one FINRA and NFA approved Subordinated Loan Agreement with an outsider in the amount of $500,000. The subordinated loans range from $400,000 to $1,300,000 with stated interest rates of 10% per annum, subject to increase. The maturity dates on the subordinated loans range from July 31, 2024 through July 31, 2026. Interest expense was $179,671 for the year ended December 31, 2023. All interest due on the notes was paid as of December 31, 2023.

No principal payments will be made until the subordinated loans mature.

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for Investments' continued compliance with minimum net capital requirements, they may not be repaid.

FINRA, the Designated Self-Regulatory Organization of Investments, and the NFA have approved these borrowings as acceptable regulatory capital. These liabilities are subordinated to the claims of the present and future general creditors and the loan agreements provide that the debt cannot be repaid if such repayments will cause Investments to fail to meet the financial requirements established by the SEC.

6. Off-Balance-Sheet Credit Risk:

The Company is engaged in buying and selling securities for broker-dealers and institutional customers. The Company introduces customer transactions for clearance to a clearing broker-dealer on a fully disclosed basis.

Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may

6. Off-Balance-Sheet Credit Risk – continued:

impair the customer's ability to honor their obligations to the Company, and the Company's ability to liquidate the collateral at an amount equal to the original contractual amount. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions, where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as deemed necessary from time to time, the performance of the clearing brokers with which it conducts business.

7. Net Capital Requirements:

Investments is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rules of certain exchanges of which Investments is a member also provide that equity capital may not be withdrawn, or cash distributions paid, if the resulting ratio would exceed 10 to 1) The minimum net capital requirement is defined as the greater of $250,000 or 6 2/3% of aggregate indebtedness as these terms are defined. At December 31, 2023, Investments had net capital of $5,091,399, which was $4,715,611 in excess of its required net capital. At December 31, 2023, Investments' aggregate indebtedness to net capital ratio was 1.1071 to 1.

Europe is subject to the CFTC minimum financial requirement for Introducing Brokers (CFTC Regulation 1.17). At December 31, 2023, Europe had net capital of $191,789, which was $146,789 in excess of its required net capital.

8. Commitments and Related Party Leases:

The Company rents its UK office space from a third-party under a month-to-month lease agreement. UK lease provides for monthly rental of 5,364 GBP. Rent expense charged to operations was $133,055 for the year ended December 31, 2023.

9. Subsequent Events:

Management of the Company has evaluated events and transactions that occurred between January 1, 2024 and April 1, 2024, the date the financial statements were available to be issued. There are no material subsequent events to report.